October 28, 2010

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2010
File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated October 14, 2010. Your letter provides a comment regarding certain disclosures contained in the Publix Super Markets, Inc.’s (the Company) 2010 Definitive Proxy Statement. This letter is intended as a response to your comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

1.

We note your response to comment one in our letter dated September 23, 2010. Your indication that disclosing target information could cause competitive harm could apply to many registrants. Please explain how competitors may be able to use this retrospective information to determine details about your “business plan development, growth strategy, and assessment of the future industry and business environment” and then extrapolate this information “into current or future periods.” In addition, please explain how this would affect you differently than other companies who disclose performance targets. In addition, the relevance to the disclosure requirement of your executive officers’ compensation as it compares to those of executives at your peer companies is unclear. In addition, we note your discussion regarding the advantages of not being a publicly traded company. While that may be the case, you are nonetheless a reporting company that is subject to the disclosure obligations under the Securities Exchange Act of 1934, as amended.

Confidential Targets Are Not Material

As stated in our response dated October 7, 2010, the Company believes the disclosure and analysis of each of the individual sales and target profit goals (the Confidential Targets) and their achievement levels is not material to the understanding of the incentive bonus plan. Instruction 1 to the rules governing the Compensation Discussion and Analysis states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. In addition, the SEC provided additional guidance regarding performance targets in its answer to Question 118.04 of the Compliance and Disclosure Interpretations.

Question: How does a company determine if it may omit disclosure of performance target levels or other factors or criteria under Instruction 4 to Item 402(b)?

Answer: A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies and decisions. If the performance targets are not material in this context, the company is not required to disclose the performance targets.

Therefore, the rules governing the Compensation Discussion and Analysis do not require performance target disclosure if not considered to be material.

The five named executive officers are only a few of the Company’s employees eligible to participate in the incentive bonus plan to which the performance targets relate. There are approximately 320 employees eligible to participate in the incentive bonus plan. Accordingly, decisions related to the five named executive officers’ participation in the incentive bonus plan are not material given the total number of participants in the plan.

The Company paid its five named executive officers a total of only $450,459 in incentive bonuses for 2009 or approximately 15.3% of their base salaries. For the last three years, the Company paid its five named executive officers a total on average of only $316,671 in incentive bonus or approximately 10.9% of their base salaries. See Exhibit 1 for the supporting detail on the Company’s executive compensation. The incentive bonus paid to the named executive officers represents a relatively small portion of their total compensation.

By contrast, companies in the Company’s Peer Group Index (as defined in the Company’s 2010 Definitive Proxy Statement) pay a significantly higher percentage of compensation in the form of incentive bonuses and awards. Exhibits 2.1 through 2.7 include the amount and percentage of total incentive bonuses and awards to base salaries of the five named executive officers of each company in our Peer Group Index(1). Following is a summary of the information on the Exhibits regarding the incentive bonus and award amounts and percentage to base pay for companies in the Company’s Peer Group Index.

Company	Average Total Incentive Awards for Last Three Years for Named Executive Officers	Average Incentive Awards as a Percentage of Base Pay for Last Three Years for Named Executive Officers (2)
Safeway	$15,578,343	374.3% -438.2%
Supervalu	13,733,430	244.8% -587.1%
Kroger	13,255,263	204.1% -490.1%
Ahold	8,317,677	103.2% -259.2%
Winn-Dixie	8,134,527	171.1% -360.6%
A&P	4,717,251	86.5% -237.8%
Weis Markets	1,310,870	38.8% -72.8%

Publix (3)	316,671	10.8% -11.1%

All of the peer companies have average incentive award percentages that are many multiples higher than that paid by the Company. The Company, on the other hand, has adhered to a policy of paying a relatively small non-equity cash bonus and no equity bonus. We believe comparing the Company’s executive compensation policies to the policies of peer companies clearly shows that the Company’s incentive bonus plan is not material in the context of the Company’s executive compensation policies and decisions.

(1)	Excludes Delhaize because compensation data is publicly available for only one officer.
(2)	Range provided as percentage differs by named executive officer.
(3)	Provided for comparison purposes.

2

Exhibit 3 compares the total incentive bonuses and awards of the five named executive officers of companies in our Peer Group Index ranked by annual sales, annual earnings (losses), market capitalization and total company incentive awards. This Exhibit is included to provide information on the relative size and performance of all the companies. The Exhibit supports that the difference in incentive awards between the Company and its peers is not based on size or performance.

All of the peer Exhibit data is based on public information available to the Company at the time it filed its 2010 Definitive Proxy Statement.

Given that the incentive bonus represents only a relatively small portion of total compensation, we do not believe that the disclosure of any of the underlying performance targets is material in the context of the Company’s executive compensation policies or decisions and is not material to our stockholders’ understanding of the Company’s annual incentive compensation awards under the incentive bonus plan or the Company’s total executive compensation program.

As indicated above, the Company does not believe it is required to address the issue of competitive harm related to the disclosure of the performance targets because the threshold question of materiality has not been met. However, following are responses to your additional questions regarding (a) how competitors may be able to use retrospective information about the Company and (b) disclosure of performance targets by other companies.

Retrospective Information

The Company indicated in its prior response that disclosure of historical targets gives our competitors insight into the Company’s business plan development, growth strategy, and assessment of the future industry and business environment, which can be extrapolated into current or future periods. As an example, the Company may have plans to aggressively expand into a new market(s). If these plans are delayed, the Company’s actual sales increase may be significantly less than its performance target for sales. Providing the sales performance target on a retrospective basis would provide insight to our competitors about our growth strategy and they could extrapolate this information to current or future periods.

Disclosure of Performance Targets by Other Companies

In your letter, you ask the Company to explain how this issue affects the Company differently than other companies that disclose performance targets. The Company has no direct knowledge of why other companies disclose their performance targets. Therefore, the Company believes it would not be appropriate to speculate on the reasons its disclosures would be different from other companies. But based on the detailed compensation information provided in our response, the incentive compensation of many companies is significantly higher than that of the Company.

We hope this letter will resolve your comment on the Company’s Definitive Proxy Statement. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips

David P. Phillips

Chief Financial Officer and Treasurer

3

Exhibit 1

Publix Super Markets, Inc.

Publix Compensation Summary

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
PUBLIX :	Mar-10

CEO		2009	777,400	118,955	-	118,955	15.3%
William E. Crenshaw (2008-2009)		2008	754,000	21,166	-	21,166	2.8%
Charles H. Jenkins, Jr. (2007)		2007	860,092	124,742	-	124,742	14.5%

		Avg	797,164	88,288	-	88,288	11.1%

President		2009	622,193	95,206	-	95,206	15.3%
Randall T. Jones, Sr. (2008-2009)		2008	609,140	17,099	-	17,099	2.8%
William E. Crenshaw (2007)		2007	657,180	95,313	-	95,313	14.5%

		Avg	629,504	69,206	-	69,206	11.0%

CFO & Treasurer		2009	610,870	93,473	-	93,473	15.3%
David P. Phillips		2008	596,950	16,757	-	16,757	2.8%
		2007	542,930	78,743	-	78,743	14.5%

		Avg	583,583	62,991	-	62,991	10.8%

Senior Vice President & CIO		2009	517,400	79,170	-	79,170	15.3%
Laurie Z. Douglas		2008	505,600	14,193	-	14,193	2.8%
		2007	465,650	67,535	-	67,535	14.5%

		Avg	496,217	53,633	-	53,633	10.8%

Senior VP, General Counsel and Secretary		2009	416,000	63,655	-	63,655	15.3%
John A. Attaway		2008	404,380	11,351	-	11,351	2.8%
		2007	363,055	52,655	-	52,655	14.5%

		Avg	394,478	42,554	-	42,554	10.8%

		Total 2009	2,943,863	450,459	-	450,459	15.3%

		Total Average	2,900,947	316,671	-	316,671	10.9%

Exhibit 2.1

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
SAFEWAY :	Mar-09

Chairman, President & CEO		2008	1,467,442	399,944	6,212,225	6,612,169	450.6%
Steven A. Burd (1)		2007	1,389,443	1,786,823	4,309,784	6,096,607	438.8%
		2006	1,332,250	2,639,825	2,592,383	5,232,208	392.7%

		Avg	1,396,378	1,608,864	4,371,464	5,980,328	428.3%

Executive VP - Chief Strategist		2008	678,999	227,641	2,031,220	2,258,861	332.7%
and Admin Officer		2007	643,480	547,601	1,944,230	2,491,831	387.2%
Larree M. Renda		2006	622,877	770,000	1,760,121	2,530,121	406.2%

		Avg	648,452	515,081	1,911,857	2,426,938	374.3%

Executive VP - Retail OPS		2008	646,596	216,778	1,947,403	2,164,181	334.7%
Bruce L. Everette		2007	612,773	521,470	1,887,026	2,408,496	393.0%
		2006	593,154	773,256	1,634,525	2,407,781	405.9%

		Avg	617,508	503,835	1,822,985	2,326,819	376.8%

Executive VP, CFO		2008	646,429	216,722	2,463,898	2,680,620	414.7%
Robert L. Edwards		2007	612,615	521,335	2,317,389	2,838,724	463.4%
		2006	590,928	730,505	1,855,889	2,586,394	437.7%

		Avg	616,657	489,521	2,212,392	2,701,913	438.2%

Senior VP - Secretary and General Counsel		2008	526,860	51,685	925,666	977,351	185.5%
Robert A. Gordon (2007-2008) (2)		2007	490,229	275,492	918,405	1,193,897	243.5%
Executive VP, Chief Marketing Officer		2006	691,425	854,739	3,401,050	4,255,789	615.5%

Brian C. Cornell (2006) (3)		Avg	569,505	393,972	1,748,374	2,142,346	376.2%

		Total 2008	3,966,326	1,112,770	13,580,412	14,693,182	370.4%

		Total Average	3,848,500	3,511,272	12,067,071	15,578,343	404.8%

(1)	Mr. Burd elected to forego $200,000 of the cash bonus he earned and otherwise would have been awarded under the Capital Bonus Plan.
(2)	Mr. Gordon was not a named executive officer in fiscal year 2006. Accordingly, 2006 compensation information is not provided for Mr. Gordon.
(3)	Mr. Cornell terminated his employment effective June 1, 2007 and his disclosed salary for 2007 represented only partial compensation so only his 2006 salary was used.

Exhibit 2.2

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
SUPERVALU:	May-09

Chairman & CEO		2009	1,163,844	-	5,048,707	5,048,707	433.8%
Jeffery Noddle		2008	1,130,608	1,031,047	5,204,873	6,235,920	551.6%
		2007	1,100,000	1,489,125	7,155,082	8,644,207	785.8%

		Avg	1,131,484	840,057	5,802,887	6,642,945	587.1%

Executive VP, President Retail Midwest		2009	560,577	527,850	850,034	1,377,884	245.8%
Kevin H. Tripp (2008-2009)		2008	543,269	1,163,297	1,108,516	2,271,813	418.2%
Executive VP, President Retail East		2007	517,500	384,773	1,311,658	1,696,431	327.8%

John H. Hooley (2007)		Avg	540,449	691,973	1,090,069	1,782,043	329.7%

Executive VP Merchandising and Marketing		2009	509,615	469,200	880,699	1,349,899	264.9%
Duncan C. Mac Naughton (2008-2009)		2008	486,538	1,021,509	1,116,459	2,137,968	439.4%
Executive Vice President		2007	470,000	403,898	1,076,902	1,480,800	315.1%

David L. Boehnen (2007)		Avg	488,718	631,536	1,024,687	1,656,222	338.9%

President and COO		2009	686,024	-	1,956,579	1,956,579	285.2%
Michael L. Jackson		2008	662,828	454,900	1,985,327	2,440,227	368.2%
		2007	630,692	537,625	1,381,089	1,918,714	304.2%

		Avg	659,848	330,842	1,774,332	2,105,173	319.0%

Executive VP, President and CFO		2009	676,224	-	985,571	985,571	145.7%
Pamela K. Knous		2008	646,378	407,489	1,774,731	2,182,220	337.6%
		2007	573,077	480,293	993,058	1,473,351	257.1%

		Avg	631,893	295,927	1,251,120	1,547,047	244.8%

		Total 2009	3,596,284	997,050	9,721,590	10,718,640	298.0%

		Total Average	3,452,391	2,790,335	10,943,095	13,733,430	397.8%

Exhibit 2.3

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
KROGER :	May-09

Chairman & CEO		2008	1,204,758	1,574,220	2,890,693	4,464,913	370.6%
David B. Dillon		2007	1,173,291	2,320,310	4,588,910	6,909,220	588.9%
		2006	1,155,991	2,116,770	3,831,030	5,947,800	514.5%

		Avg	1,178,013	2,003,767	3,770,211	5,773,978	490.1%

President & COO		2008	848,686	1,049,480	1,206,747	2,256,227	265.8%
Don W. McGeorge		2007	823,948	1,546,472	1,071,387	2,617,859	317.7%
		2006	809,969	1,340,621	1,007,311	2,347,932	289.9%

		Avg	827,534	1,312,191	1,095,148	2,407,339	290.9%

Vice Chairman		2008	848,686	1,049,480	1,034,699	2,084,179	245.6%
W. Rodney McMullen		2007	823,948	1,546,472	962,195	2,508,667	304.5%
		2006	809,969	1,340,621	990,283	2,330,904	287.8%

		Avg	827,534	1,312,191	995,726	2,307,917	278.9%

Executive VP		2008	611,712	577,214	807,274	1,384,488	226.3%
Donald E. Becker		2007	592,312	900,322	962,750	1,863,072	314.5%
		2006	575,413	767,496	1,109,872	1,877,368	326.3%

		Avg	593,146	748,344	959,965	1,708,309	288.0%

Senior VP, Secretary and CFO		2008	537,124	524,740	391,276	916,016	170.5%
J. Michael Schlotman		2007	518,726	788,864	395,761	1,184,625	228.4%
		2006	499,099	635,031	437,488	1,072,519	214.9%

		Avg	518,316	649,545	408,175	1,057,720	204.1%

		Total 2008	4,050,966	4,775,134	6,330,689	11,105,823	274.2%

		Total Average	3,944,544	6,026,038	7,229,225	13,255,263	336.0%

Exhibit 2.4

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
AHOLD (ROYAL AHOLD) (1)	n/a

Chairman of Sup Board, President and CEO		2009	1,313,550	1,024,430	1,153,700	2,178,130	165.8%
J.F. Rishton		2008	1,384,007	1,673,989	773,286	2,447,276	176.8%
		2007	1,142,740	1,428,767	306,555	1,735,322	151.9%

		Avg	1,280,099	1,375,729	744,514	2,120,243	165.6%

Executive VP and COO Ahold USA (2)		2009	949,370	718,630	261,320	979,950	103.2%

L.S. Benjamin		Avg	949,370	718,630	261,320	979,950	103.2%

Executive VP and COO Ahold Europe		2009	868,750	678,320	878,480	1,556,800	179.2%
A.D. Boer		2008	915,349	1,107,206	686,878	1,794,083	196.0%
		2007	855,344	1,068,838	1,242,644	2,311,482	270.2%

		Avg	879,814	951,455	936,001	1,887,455	214.5%

Executive VP and Chief Corp Gov Counsel		2009	834,000	650,520	2,549,260	3,199,780	383.7%
Peter Wakkie		2008	878,735	1,063,269	552,138	1,615,407	183.8%
		2007	821,130	1,436,978	316,135	1,753,113	213.5%

		Avg	844,622	1,050,256	1,139,178	2,189,434	259.2%

Executive VP and CFO		2009	695,000	542,100	533,760	1,075,860	154.8%
Kimberly A. Ross (3)		2008	732,279	886,057	319,274	1,205,331	164.6%

		Avg	713,639	714,079	426,517	1,140,595	159.8%

		Total 2009	4,660,670	3,614,000	5,376,520	8,990,520	192.9%

		Total Average	4,667,544	4,810,148	3,507,529	8,317,677	178.2%

(1)

No Proxy statement is available. Compensation information was obtained from the Remuneration note in the financial statements. The compensation amounts included in the statements are presented in Euros. The above amounts were converted to U.S. Dollars by using the average conversion rate for the year as presented in the annual report.

(2)	There was no compensation data available for Lawrence Benjamin or a similar Executive Officer for 2007 and 2008.
(3)	Kimberly Ross was appointed to the Corporate Executive Board on April 23, 2008. There was not a similar Executive Officer for 2007.

Exhibit 2.5

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
WINN - DIXIE :	Sep-09

President & CEO		2009	1,296,875	1,378,825	3,030,576	4,409,401	340.0%
Peter L. Lynch		2008	1,250,000	1,344,875	2,686,091	4,030,966	322.5%
		2007	1,114,773	3,377,750	1,387,322	4,765,072	427.4%

		Avg	1,220,549	2,033,817	2,367,996	4,401,813	360.6%

Senior VP & CFO		2009	577,453	489,888	1,016,017	1,505,905	260.8%
Bennett Nussbaum		2008	552,658	537,190	833,642	1,370,832	248.0%
		2007	520,000	673,126	192,809	865,935	166.5%

		Avg	550,037	566,735	680,823	1,247,557	226.8%

Senior VP, Chief Merchandising & Marketing Officer		2009	543,750	462,000	646,401	1,108,401	203.8%
Dan Portnoy (2008-2009)		2008	505,114	485,587	439,805	925,392	183.2%
Senior VP, Merchandising		2007	366,667	387,500	-	387,500	105.7%

Thomas P. Robbins (2007)		Avg	471,844	445,029	362,069	807,098	171.1%

Senior VP, General Counsel & Corp Sec		2009	506,733	429,474	761,128	1,190,602	235.0%
Laurence B. Appel		2008	468,900	396,748	619,281	1,016,029	216.7%
		2007	433,333	583,795	143,231	727,026	167.8%

		Avg	469,655	470,006	507,880	977,886	208.2%

Senior VP, Retail OPS		2009	406,144	306,605	577,687	884,292	217.7%
Frank O. Eckstein		2008	389,906	329,684	476,368	806,052	206.7%
		2007	366,667	300,000	110,176	410,176	111.9%

		Avg	387,572	312,096	388,077	700,173	180.7%

		Total 2009	3,330,955	3,066,792	6,031,809	9,098,601	273.2%

		Total Average	3,099,658	3,827,682	4,306,845	8,134,527	262.4%

Exhibit 2.6

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
A & P :	May-09

Executive Chairman of the Board		2008	840,000	478,800	107,597	586,397	69.8%
Christian W. E. Haub		2007	775,000	817,625	1,068,237	1,885,862	243.3%
		2006	772,346	651,000	956,304	1,607,304	208.1%

		Avg	795,782	649,142	710,713	1,359,854	170.9%

President & CEO		2008	800,000	432,000	(7,529)	424,471	53.1%
Eric Claus		2007	750,000	791,250	1,774,506	2,565,756	342.1%
		2006	698,077	630,000	1,725,403	2,355,403	337.4%

		Avg	749,359	617,750	1,164,127	1,781,877	237.8%

Exec. Managing Dir. Strat. & Corp. Dev.		2008	478,539	223,197	416,046	639,243	133.6%
Andreas Guldin (2007-2008)		2007	370,385	313,229	542,766	855,995	231.1%
Executive VP		2006	450,000	245,700	178,483	424,183	94.3%

John E. Metzger (2006)		Avg	432,975	260,709	379,098	639,807	147.8%

Senior VP Merchandising		2008	510,000	182,325	181,346	363,671	71.3%
Rebecca Philbert (2007-2008)		2007	415,000	240,804	197,005	437,809	105.5%
Senior VP Store Operations		2006	385,000	204,338	127,254	331,592	86.1%

Paul Wiseman (2006)		Avg	436,667	209,156	168,535	377,691	86.5%

Senior VP & CFO		2008	485,000	173,387	192,229	365,616	75.4%
Brenda Galgano		2007	414,654	240,804	476,484	717,288	173.0%
		2006	385,000	204,338	386,825	591,163	153.5%

		Avg	428,218	206,176	351,846	558,022	130.3%

		Total 2008	3,113,539	1,489,709	889,689	2,379,398	76.4%

		Total Average	2,843,000	1,942,932	2,774,319	4,717,251	165.9%

Exhibit 2.7

Publix Super Markets, Inc.

Peer Group Compensation Comparison

	Proxy Date	Year	Base Salary	Cash Incentive Bonus	Equity Incentive Awards	Total Incentive Awards	Percentage of Incentive Awards to Base Salary
WEIS MARKETS :	Mar-10

Chairman of the Board		2009	725,000	703,250	-	703,250	97.0%
Robert F. Weis		2008	725,000	351,779	-	351,779	48.5%
		2007	615,000	126,864	-	126,864	20.6%

		Avg	688,333	393,964	-	393,964	57.2%

President and CEO		2009	691,667	536,733	-	536,733	77.6%
David J. Hepfinger (2009)		2008	675,000	327,518	-	327,518	48.5%
Norman S. Rich (2007-2008)		2007	610,000	125,833	-	125,833	20.6%

		Avg	658,889	330,028	-	330,028	50.1%

Vice Chairman & Secretary		2009	590,417	458,163	-	458,163	77.6%
Jonathan H. Weis		2008	485,000	164,730	-	164,730	34.0%
		2007	385,000	55,593	-	55,593	14.4%

		Avg	486,806	226,162	-	226,162	46.5%

SVP & Treasurer/CFO		2009	323,333	125,670	-	125,670	38.9%
William R. Mills		2008	370,000	125,670	-	125,670	34.0%
		2007	355,000	512,161	-	512,161	144.3%

		Avg	349,444	254,500	-	254,500	72.8%

John J. Ropietski		2009	273,750	106,215	-	106,215	38.8%

		Avg	273,750	106,215	-	106,215	38.8%

		Total 2009	2,604,167	1,930,031	-	1,930,031	74.1%

		Total Average	2,457,222	1,310,870	-	1,310,870	53.3%

Exhibit 3

Publix Super Markets, Inc.

Peer Group Compensation Comparison

Rank	Company	Latest Fiscal Year	Latest Annual Sales	Latest Annual Earnings (Losses)	Latest Market Capitalization (3/26/10)	Average Incentive Awards Chairman/CEO	Average Incentive Awards Ex Officer (1)	Average Incentive Awards Ex Officer (2)	Average Incentive Awards Ex Officer (3)	Average Incentive Awards Ex Officer (4)	Total Company Incentive Awards	Latest Proxy Date
	Ranked By Annual Sales :
1	Kroger	Jan-09	76,000,000,000	1,249,000,000	13,630,000,000	5,773,978	2,407,339	2,307,917	1,708,309	1,057,720	13,255,263	May-09
2	Supervalu	Feb-09	44,564,000,000	(2,855,000,000)	3,440,000,000	6,642,945	1,782,043	1,656,222	2,105,173	1,547,047	13,733,430	May-09
3	Safeway	Jan-09	44,104,000,000	965,300,000	9,500,000,000	5,980,328	2,426,938	2,326,819	2,701,913	2,142,346	15,578,343	Mar-09
4	Ahold	Dec-09	38,815,750,000	1,242,660,000	15,237,660,600	2,120,243	979,950	1,887,455	2,189,434	1,140,595	8,317,677	n/a
5	Publix	Dec-09	24,319,716,000	1,161,442,000	13,520,000,000	88,288	69,206	62,991	53,633	42,554	316,671	Mar-10
6	A & P	Feb-09	9,516,186,000	(139,881,000)	389,000,000	1,359,854	1,781,877	639,807	377,691	558,022	4,717,251	May-09
7	Winn -Dixie	Jun-09	7,366,965,000	39,789,000	634,520,000	4,401,813	1,247,557	807,098	977,886	700,173	8,134,527	Sep-09
8	Weis Markets	Dec-09	2,516,175,000	62,800,000	968,600,000	393,964	330,028	226,162	254,500	106,215	1,310,870	Mar-10

	Ranked By Annual Earnings (Losses) :
1	Kroger	Jan-09	76,000,000,000	1,249,000,000	13,630,000,000	5,773,978	2,407,339	2,307,917	1,708,309	1,057,720	13,255,263	May-09
2	Ahold	Dec-09	38,815,750,000	1,242,660,000	15,237,660,600	2,120,243	979,950	1,887,455	2,189,434	1,140,595	8,317,677	n/a
3	Publix	Dec-09	24,319,716,000	1,161,442,000	13,520,000,000	88,288	69,206	62,991	53,633	42,554	316,671	Mar-10
4	Safeway	Jan-09	44,104,000,000	965,300,000	9,500,000,000	5,980,328	2,426,938	2,326,819	2,701,913	2,142,346	15,578,343	Mar-09
5	Weis Markets	Dec-09	2,516,175,000	62,800,000	968,600,000	393,964	330,028	226,162	254,500	106,215	1,310,870	Mar-10
6	Winn - Dixie	Jun-09	7,366,965,000	39,789,000	634,520,000	4,401,813	1,247,557	807,098	977,886	700,173	8,134,527	Sep-09
7	A & P	Feb-09	9,516,186,000	(139,881,000)	389,000,000	1,359,854	1,781,877	639,807	377,691	558,022	4,717,251	May-09
8	Supervalu	Feb-09	44,564,000,000	(2,855,000,000)	3,440,000,000	6,642,945	1,782,043	1,656,222	2,105,173	1,547,047	13,733,430	May-09

	Ranked By Market Capitalization :
1	Ahold	Dec-09	38,815,750,000	1,242,660,000	15,237,660,600	2,120,243	979,950	1,887,455	2,189,434	1,140,595	8,317,677	n/a
2	Kroger	Jan-09	76,000,000,000	1,249,000,000	13,630,000,000	5,773,978	2,407,339	2,307,917	1,708,309	1,057,720	13,255,263	May-09
3	Publix	Dec-09	24,319,716,000	1,161,442,000	13,520,000,000	88,288	69,206	62,991	53,633	42,554	316,671	Mar-10
4	Safeway	Jan-09	44,104,000,000	965,300,000	9,500,000,000	5,980,328	2,426,938	2,326,819	2,701,913	2,142,346	15,578,343	Mar-09
5	Supervalu	Feb-09	44,564,000,000	(2,855,000,000)	3,440,000,000	6,642,945	1,782,043	1,656,222	2,105,173	1,547,047	13,733,430	May-09
6	Weis Markets	Dec-09	2,516,175,000	62,800,000	968,600,000	393,964	330,028	226,162	254,500	106,215	1,310,870	Mar-10
7	Winn - Dixie	Jun-09	7,366,965,000	39,789,000	634,520,000	4,401,813	1,247,557	807,098	977,886	700,173	8,134,527	Sep-09
8	A & P	Feb-09	9,516,186,000	(139,881,000)	389,000,000	1,359,854	1,781,877	639,807	377,691	558,022	4,717,251	May-09

	Ranked By Total Company Incentive Awards :
1	Safeway	Jan-09	44,104,000,000	965,300,000	9,500,000,000	5,980,328	2,426,938	2,326,819	2,701,913	2,142,346	15,578,343	Mar-09
2	Supervalu	Feb-09	44,564,000,000	(2,855,000,000)	3,440,000,000	6,642,945	1,782,043	1,656,222	2,105,173	1,547,047	13,733,430	May-09
3	Kroger	Jan-09	76,000,000,000	1,249,000,000	13,630,000,000	5,773,978	2,407,339	2,307,917	1,708,309	1,057,720	13,255,263	May-09
4	Ahold	Dec-09	38,815,750,000	1,242,660,000	15,237,660,600	2,120,243	979,950	1,887,455	2,189,434	1,140,595	8,317,677	n/a
5	Winn - Dixie	Jun-09	7,366,965,000	39,789,000	634,520,000	4,401,813	1,247,557	807,098	977,886	700,173	8,134,527	Sep-09
6	A & P	Feb-09	9,516,186,000	(139,881,000)	389,000,000	1,359,854	1,781,877	639,807	377,691	558,022	4,717,251	May-09
7	Weis Markets	Dec-09	2,516,175,000	62,800,000	968,600,000	393,964	330,028	226,162	254,500	106,215	1,310,870	Mar-10
8	Publix	Dec-09	24,319,716,000	1,161,442,000	13,520,000,000	88,288	69,206	62,991	53,633	42,554	316,671	Mar-10

Note:	Sales and earnings (losses) are based on the latest fiscal year, salaries are based on the latest proxy date.